838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 21-431 February 18, 2021

Platinum Group Metals Announces Positive Results of

Annual General Meeting of Shareholders

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE American) ("Platinum Group" or the "Company") is pleased to announce positive results from its Annual General Meeting held on February 18, 2021 in Vancouver, BC.

The meeting had a turnout of shareholders representing 62.30% of its issued shares eligible to vote at the meeting.  Shareholders strongly supported the appointment of the Board and the resolutions proposed.

The number of directors is fixed at six and on a show of hands the Shareholders elected management's six nominees for directors.  Details of the proxy voting are as follows:

DIRECTOR	NUMBER OF SHARES	PERCENTAGE OF VOTES CAST
	FOR	FOR	WITHHELD
R Michael Jones	39,006,439	99.64%	0.36%
Frank Hallam	38,252,553	97.72%	2.28%
Diana Walters	39,016,071	99.67%	0.33%
Timothy Marlow	38,200,364	97.58%	2.42%
John Copelyn	38,283,454	97.80%	2.20%
Stuart Harshaw	38,004,279	97.08%	2.92%

The re-appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year at a remuneration to be fixed by the directors was voted in favour by 99.24% of the Shareholders.

For more information on these matters, please refer to Platinum Group's information circular, available on SEDAR (www.sedar.com) or visit our website at www.platinumgroupmetals.net.

About Platinum Group Metals Ltd. and Waterberg Project

Platinum Group Metals Ltd. is the operator and majority owner of the Waterberg Project, a bulk underground palladium, platinum, gold and rhodium deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly advanced with the shareholders of Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."), being Platinum Group, Impala Platinum Holdings Ltd., Japan Oil, Gas and Metals National Corporation, Hanwa Co. Ltd. and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo").

Platinum Group Metals Ltd.	...2

In 2019, the Company founded Lion Battery Technologies Inc. in partnership with Anglo American Platinum Limited to support the use of palladium and platinum in lithium battery applications.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

CFO, Corporate Secretary and Director

For further information contact:

 R. Michael Jones, President

 or Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release may contain forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Although the Company believes any forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors.  The Company directs readers to the risk factors described in the Company's Form 20-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.